UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of JANUARY 22, 2016

Commission File Number: 000-154900

Quartz Mountain Resources Ltd.
(Translation of registrant's name into English)

15th Floor - 1040 W. Georgia St., Vancouver, BC, V6E 4H8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ x ] Form 20-F   [           ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

SUBMITTED HEREWITH

Exhibits

99.1	Information Circular

99.2	Notice of Annual General Meeting of Shareholders

99.3	Form of Proxy

99.4	Voting Instruction Form

99.5	Request Form for Annual and Interim Financial Statements and MD&A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Quartz Mountain Resources Ltd.
(Registrant)

Date: January 22, 2016	By:	/s/ Ronald Thiessen

Ronald Thiessen
	Title:	President & CEO